CUSIP No.   636518  10  2


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ONE )*


                        NATIONAL INSTRUMENTS CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   636518 10 2
--------------------------------------------------------------------------------

                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2-95)

                                                           Page 1 of _6_ Pages

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CUSIP No.   636518  10  2                                   Page 2 of _6_ Pages



CUSIP No.   636518  10  2              13G                  Page 2 of _6_ Pages


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            JEFFREY L. KODOSKY

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)   |_|
            (b)   |_|
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                5      SOLE VOTING POWER
                                       1,643,970
         NUMBER OF
           SHARES
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                   6         SHARED VOTING POWER
                             -0-

                   7         SOLE DISPOSITIVE POWER
                             1,643,970

                   8         SHARED DISPOSITIVE POWER
                             -0-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,643,970

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            7.6%

    12      TYPE OF REPORTING PERSON*
            IN


                        *SEE INSTRUCTION BEFORE FILLING OUT


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CUSIP No.   636518  10  2                                  Page 3 of _6_ Pages



CUSIP No.   636518  10  2          13G                      Page 3 of _6_ Pages


    13      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            GAIL T. KODOSKY

    14      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)   |_|
            (b)   |_|

    15      SEC USE ONLY


    16      CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                17     SOLE VOTING POWER

         NUMBER OF                     1,133,970
           SHARES
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                   18        SHARED VOTING POWER

                             -0-
                   19        SOLE DISPOSITIVE POWER
                             1,133,970

                   20        SHARED DISPOSITIVE POWER
                             -0-

    21      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,133,970
    22      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    23      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.2%

    24      TYPE OF REPORTING PERSON*
            IN


                      *SEE INSTRUCTION BEFORE FILLING OUT


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CUSIP No.   636518  10  2                                   Page 4 of _6_ Pages


Item 1.
   (a) Name of Issuer          NATIONAL INSTRUMENTS CORPORATION

   (b) Address of Issuer's Principal Executive Offices
                               6504 Bridge Point Parkway, Austin, TX  78730-5039
Item 2.
   (a) Name of Person Filing   JEFFREY L. KODOSKY

   (b) Address of Principal Business Office or, if none, Residence
                               6504 Bridge Point Parkway, Austin, TX  78730-5039
   (c) Citizenship
                               USA
   (d) Title of Class of Securities
                               COMMON STOCK

   (e) CUSIP Number            636518 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:
   (a)  |_| Broker or Dealer registered under Section 15 of the Act
   (b)  |_| Bank as defined in section 3(a)(6) of the Act
   (c)  |_| Insurance Company as defined in section 3(a)(19) of the Act
   (d) |_| Investment Company registered under section 8 of the Investment Company Act
   (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see 240.13d-1(b)(1)(ii)(F)
   (g) |_| Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h)  |_| Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership
   (a)  Amount Beneficially Owned                          2,777,940

   (b)  Percent of Class                                       12.8%

   (c)  Number of shares as to which such person has:


      (i) sole power to vote or to direct the vote                    2,777,940
     (ii) shared power to vote or to direct the vote             Not Applicable
    (iii) sole power to dispose or direct the disposition of          2,777,940
     (iv) shared power to dispose or direct the disposition of   Not Applicable

*Includes 510,000 shares held in trusts for the benefit of Mr. Kodosky's children who he is the trustee

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CUSIP No.   636518  10  2                                   Page 5 of _6_ Pages




Item 5.    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following |_|.
                  NOT APPLICABLE

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  NOT APPLICABLE

Item 8.    Identification and Classification of Members of the Group
                  NOT APPLICABLE

Item 9.    Notice of Dissolution of Group
                  NOT APPLICABLE

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CUSIP No.   636518  10  2                                   Page 6 of _6_ Pages

Item 10.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                        SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        Date  February 12, 1997


                                        /s/ JEFFREY L. KODOSKY
                                        Signature


                                        Jeffrey L. Kodosky/
                                        VP Research and Development
                                        Name/Title


0280544.01